Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$47,020	$46,888	$51,282	$55,774	$52,273
Interest applicable to rentals	1,577	1,638	1,959	1,921	1,731

Total fixed charges, as defined	$48,597	$48,526	$53,241	$57,695	$54,004

Preferred dividends, as defined (a)	4,144	4,402	4,370	3,435	4,580

Combined fixed charges and preferred dividends, as defined	$52,741	$52,928	$57,611	$61,130	$58,584

Earnings as defined:

Net Income	$72,106	$59,710	$79,367	$85,377	$108,729
Add:
Provision for income taxes:
Total income taxes	35,850	33,240	43,395	50,111	28,801
Fixed charges as above	48,597	48,526	53,241	57,695	54,004

Total earnings, as defined	$156,553	$141,476	$176,003	$193,183	$191,534

Ratio of earnings to fixed charges, as defined	3.22	2.92	3.31	3.35	3.55

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.97	2.67	3.06	3.16	3.27

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.